Exhibit 99.1

Mountain Province Diamonds Announces Closing of Public Record for the Gahcho Kué Environmental Review

Shares Issued and Outstanding: 94,168,151
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, Jan. 8, 2013 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to announce that the Mackenzie Valley Environmental Impact Review Board closed the public record for the Gahcho Kué environmental impact review on January 3, 2013. The closure of the public record marks a significant milestone in the permitting of the Gahcho Kué diamond mine, a joint venture with De Beers Canada Inc. ("De Beers").

De Beers, the Gahcho Kué operator, made the following closing statement:

"De Beers submits that the evidence presented in this proceeding clearly establishes the following:

(A) The Project will result in significant and positive socio-economic benefits to the NWT and its people, including Aboriginal persons; and

(B) The development of the Project will not result in any significant adverse environmental effects.

"Therefore, De Beers submits that the Panel should recommend to the Minister that the Project be approved as proposed by De Beers. Assuming the Project is approved, De Beers looks forward to continuing to work with regulators and Aboriginal groups throughout the rest of the regulatory process and throughout the life of the Project."

The full text of the De Beers closing statement is available on www.reviewboard.ca.

In a closing statement at the public hearings on December 7, 2012, the chairman of the Gahcho Kué Panel stated:

"The work plan for the Gahcho Kué Project states that the report of Environmental Impact for review will be completed by July 2013. I hope we have demonstrated to everyone that timeliness is something that is a high priority of the panel and as a result we will endeavour to complete the report before that date."

Mountain Province President and CEO, Patrick Evans, said: "Based on the high level of government and public support for the Gahcho Kué diamond mine, combined with the encouraging statement from the chairman of the Gahcho Kué Panel, we are optimistic that we will receive an early and positive recommendation supporting the Gahcho Kué development plan. We are also hopeful that Canada's Minister of Aboriginal Affairs and Northern Development will move swiftly to approve the development of Gahcho Kué once he has received the recommendation of the Panel."

Mr. Evans noted that a decline in production from the existing Ekati and Diavik diamond mines, as they enter their sunset years, contributed to an approximate 5 percent drop in the GDP of the Northwest Territories. "Gahcho Kué, as the world's largest new diamond mine, is critical to the future of Canada's diamond industry and will contribute important benefits to all the people of the Northwest Territories."

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:00e 08-JAN-13